STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 West Broadway	4695 MacArthur Court
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Telephone: (619) 595-4882	Telephone: (949) 798-5541
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email: djs@slgseclaw.com
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June 12, 2006

Angela Halac

Staff Accountant

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	instaCare Corp.
Your Letter dated May 8, 2006

Form 8-K Item 4.02

Filed April 12, 2006
File No. 000-33187

Dear Ms. Halac:

This correspondence is in response to your letter dated April 12, 2006 in reference to our filing of the Form 8-K filed on April 12, 2006 on behalf of instaCare Corp., your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 8-K/A-1.

1.

We have reviewed your disclosure surrounding the impairment of Pharma Tech Solutions as it relates to the merger with CareGeneration, Inc. Please provide a detailed discussion of how instaCare determined the impairment occurred in March 2005. In a SEC comment letter dated December 7, 2005, the SEC requested instaCare tell us in detail how instaCare accounted for the acquisition of CareGeneration Inc. in the financial statements. InstaCare was requested to disclose how they recorded this transaction (e.g. business combination, etc.) and provide a narrative discussion discussing the terms of the transaction. It was requested that you cite the specific authoritative literature you used to support your accounting treatment. Please provide a detailed discussion of how instaCare addressed this outstanding comment when determining the amount and timing of the impairment of Pharma Tech Solutions.

Response:

On November 4, 2004, and amended on December 27, 2004, instaCare entered into a definitive “Agreement and Plan of Merger” that called for a series of transactions to be completed between instaCare, Pharma Tech Solutions, Inc., instaCare’s wholly owned subsidiary, and CareGen, Inc. whereby

instaCare Corp.

SEC Comment Letter

June 12, 2006

instaCare’s wholly owned subsidiary, Pharma Tech, Inc., would acquire all of the outstanding shares of CareGen, Inc., a Nevada corporation, in exchange for 39,750,000 shares equaling approximately 49% of the outstanding shares of Pharma Tech’s $0.001 par value common stock and 531,250 shares of instaCare’s $0.001 par value common stock. On February 25, 2005, instaCare consummated the Merger through the exchange of shares. CareGen, Inc. ceased to exist and all assets, certain liabilities and capital accounts were assumed by Pharma Tech, Inc. as the surviving corporation. The Merger has been structured as a tax-free exchange pursuant to internal revenue code 368, as amended. instaCare treated the reverse merger as a business combination under the guidance of FAS-141 using the purchase method.

It has been instaCare’s policy to review its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. This has historically been done on an annual basis. instaCare has accumulated costs in connection with its formation of Pharma Tech Solutions, Inc. and subsequent acquisition of CareGen totaling $1,167,717. Upon an analysis of the carrying value and the estimated future cash flows expected to result from the assets acquired, instaCare determined a write down of 100% of its investment in Pharma Tech Solutions, Inc. should be recognized. Management also concluded, given the material amount of impairment, it would be appropriate to acknowledge the impairment within the period it should have originated.

2.

Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

Response:

We acknowledge the Commission’s comment and have amended the filing to disclose that instaCare’s board of directors discussed the information regarding the restatement with its independent accountants.

3.

When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of instaCare’s disclosure controls and procedures. See Item 307 of Regulation S-K or Regulation S-B. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:

At the time of making the above referenced filing instaCare’s management did sincerely believe that its controls and procedures were effective. Management believed that all contractual obligations were properly accounted for. It is obvious that although unintentional they had overlooked an impairment analysis for the subject merger. instaCare believes it has implemented a better system of controls and review process by management and engaged an independent financial consultant to avoid similar problems in the future. This is being accomplished by a periodic review of instaCare’s financial entries by its independent financial consultant and automatic review of all material agreements so that they may alert management to any entries or issues that need to be resolved prior to its periodic review by the Company’s independent auditor.

instaCare Corp.

SEC Comment Letter

June 12, 2006

instaCare has evaluated the effectiveness of its disclosure controls and procedures and concluded that its disclosure controls and procedures were not effective in timely alerting management to material information required to be included in its periodic SEC filings relating to its financial statement and other disclosures.  instaCare’s conclusions regarding the deficiencies were as follows:

•

Our controls relating to disclosure and related assertions in the financial statements, particularly in the area of assessing our intangible assets for impairment were not adequate. We had particular difficulty in assessing whether certain of our intangible assets needed to be impaired as of March 31, 2005 and recording transactions related to stockholders' equity and tracking and recording related charges to operations.

•

We further found that while the controls over initiating and recording routine transactions were adequate, we had inadequate procedures to determine the need to impair our intangible asset related to the acquisition of Pharma Tech. The finding of this weakness resulted in the need to restate the financial statements in all of our quarterly filings on Form 10-QSB for 2005. We believe that we have corrected this deficiency and will continue to carefully monitor the proper application of this control.

•

In an attempt to prevent further breakdowns in our internal control over financial reporting, we have engaged the services of an independent financial consultant to assist us in the preparation of our financial statements in accordance with GAAP and assist in the evaluation of our financial statement disclosures.

In connection with instaCare’s responses to your comments above, instaCare acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please advise if we can be of any further assistance.

Very truly yours,

/s/ Donald Stoecklein

Donald J. Stoecklein

cc:	instaCare Corp.
Keith Berman, CFO